SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                            Tri-County Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    895452100
                                 (CUSIP Number)



   Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) N/A

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

         CUSIP No. 895452100

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Friedlander & Co., Inc.     39-1396737

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                    (b)  [_]

     3   SEC USE ONLY

     4   CITIZENSHIP OR PLACE OF ORGANIZATION

              Wisconsin

                     5  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                             36,100
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                             -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              36,100

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                       [_]


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              5.93%

    12   TYPE OF REPORTING PERSON*

              IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         CUSIP No. 895452100

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Theodore Friedlander III     ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                    (b)  [_]

     3   SEC USE ONLY

     4   CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

                     5  SOLE VOTING POWER
      NUMBER OF
                             4,500
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                             See Item 2(a) of attached schedule
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                             -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,500

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                         [_]


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              0.74%


    12   TYPE OF REPORTING PERSON*

              HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          CUSIP No. 895452100

   Item 1.

        (a)  Name of Issuer:

             Tri-County Bancorp, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

             2201 Main Street
             Torrington, Wyoming  82240

   Item 2.

        (a)  Name of Person Filing:

             Friedlander & Co., Inc. ("Friedlander") and Theodore
   Friedlander III. Theodore Friedlander III is a controlling person of Friedlander and as such may be deemed to beneficially own the shares of Common Stock of Tri-County Bancorp., Inc. beneficially owned by Friedlander. Mr. Friedlander beneficially owns less than 1% of the shares held by Friedlander and disclaims beneficial ownership of all other shares held by Friedlander.

        (b)  Address of Principal Business Office of each or, if none,
             Residence:

             322 East Michigan Street
             Suite 402
             Milwaukee, Wisconsin  53202

        (c)  Citizenship:

             Friedlander is a Wisconsin corporation and Mr. Friedlander is a citizen of the United States.

        (d)  Title of Class of Securities:

             Tri-County Bancorp, Inc. Common Stock

        (e)  CUSIP Number:

             895452100

   Item 3.

             If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Friedlander is an Investment Adviser registered under
   Section 203 of the Investment Advisers Act of 1940.

             Theodore Friedlander III is filing as a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G), as interpreted.

   Item 4.   Ownership.

             (a)  Amount Beneficially Owned:

                  Friedlander:               36,100

                  Theodore Friedlander III:   4,500

             (b)  Percent of Class:

                  Friedlander:                5.93%

                  Theodore Friedlander III:    0.74%

             (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                       Friedlander:               0

                       Theodore Friedlander III:  4,500

                  (ii) shared power to vote or to direct the vote:

                       Friedlander:                0

                       Theodore Friedlander III:   0

                  (iii) sole power to dispose or to direct the
                        disposition of:

                       Friedlander:                36,100

                       Theodore Friedlander III:  See Item 2(a) above

                  (iv) shared power to dispose or to direct the disposition
                       of:

                       Friedlander:                0

                       Theodore Friedlander III:   0

   Item 5.   Ownership of Five Percent or Less of a Class.

             Not Applicable.

   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             The securities referred to in this Schedule are held for the accounts of discretionary clients of Friedlander & Co., Inc., who have the right to receive dividends from and the proceeds of the sale of such securities. No such person's rights, however, relate to more than 5% of the class.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not Applicable.

   Item 8.   Identification and Classification of Members of the Group.

             Not Applicable.

   Item 9.   Notice of Dissolution of Group.

             Not Applicable.

   Item 10.  Certification.

             By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

   Exhibits:

             1.   Agreement to file Schedule 13G jointly.

                                    SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

             Dated:    February 13, 1997

                                      FRIEDLANDER & CO., INC.

                                      By:  /s/  Theodore Friedlander III
                                           Theodore Friedlander III
                                           President and Secretary


                                      /s/  Theodore Friedlander III
                                      Theodore Friedlander III

                                    Exhibit 1

                                    AGREEMENT

             AGREEMENT dated as of February 13, 1997 between Friedlander & Co., Inc., a Wisconsin corporation ("Friedlander") and Theodore Friedlander III.

             WHEREAS, pursuant to paragraph (f) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

             NOW, THEREFORE, the undersigned hereby agree as follows:

             1. The Schedule 13G with respect to Tri-County Bancorp, Inc., to which this is attached as Exhibit 1, is filed on behalf of Friedlander and Theodore Friedlander III.

             2. Each of Friedlander and Theodore Friedlander III is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

             IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                                      FRIEDLANDER & CO., INC.


                                      By:  /s/  Theodore Friedlander III
                                           Theodore Friedlander III
                                           President


                                      /s/  Theodore Friedlander III
                                      Theodore Friedlander III